

10032187

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 26 2010
Washington, DC

SEC FILE NUMBER
8- 19014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Samuel A. Ramirez & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
61 Broadway, Suite 2924
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John V. Kick 212-248-0533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 12/06

AB 12/08

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Co., Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMUEL A. RAMIREZ & COMPANY, INC.

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

SEPTEMBER 30, 2010

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of September 30, 2010 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.


Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Samuel A. Ramirez & Company, Inc.

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc., as of September 30, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the fiscal year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. at September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
November 23, 2010

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2010

ASSETS

Cash	$	137,937
Deposits with clearing agents		250,000
Due from clearing agents		58,989
Receivables from brokers, dealers and counterparties		6,912,617
Marketable securities owned, at fair value		46,960,950
Prepaid and refundable income taxes		42,516
Due from affiliates		3,950,000
Due from related party		858,447
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,024,171		535,051
Other assets		736,056
Deferred income taxes		364,700
	$	60,807,263

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	12,867,403
Due to clearing agents		14,642,851
Accrued expenses and other liabilities		15,869,123
Payables to brokers, dealers and counterparties		389,907
Total Liabilities		43,769,284
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		2,730,275
Retained earnings		14,305,286
Total Stockholder's Equity		17,037,979
	$	60,807,263

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 30, 2010

REVENUES	
Net trading profit and commission income	$ 18,187,470
Investment banking and underwriting revenue	27,587,352
Financial advisory, placement and remarketing fees	3,849,960
Interest income	935,016
Other income	62,110
Total Revenues	50,621,908
EXPENSES	
Employee compensation and benefits	37,623,705
Brokerage and clearing fees	889,186
Communication and technology services	3,184,479
Occupancy	1,235,204
Other operating expenses	3,752,582
Interest	149,671
Total Expenses	46,834,827
INCOME BEFORE INCOME TAXES	3,787,081
INCOME TAX EXPENSE	
Current	1,143,471
Deferred	311,500
Total Income Tax Expense	1,454,971
NET INCOME	$ 2,332,110

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FISCAL YEAR ENDED SEPTEMBER 30, 2010

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total Stockholder's Equity
	Outstanding Shares	Amount			
Balance, September 30, 2009	24,176	$ 2,418	$ 1,231,783	$ 12,808,176	$ 14,042,377
Net income	-	-	-	2,332,110	2,332,110
Capital contribution	-	-	1,498,492	-	1,498,492
Deemed dividend	-	-	-	(835,000)	(835,000)
Balance, September 30, 2010	24,176	$ 2,418	$ 2,730,275	$ 14,305,286	$ 17,037,979

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CASH FLOWS

FISCAL YEAR ENDED SEPTEMBER 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	2,332,110
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		132,430
Deferred income taxes		311,500
Loss on abandonment of leasehold improvement		311
Decrease (increase) in assets:		
Receivables from brokers, dealers and counterparties		(4,693,249)
Marketable securities owned		(22,362,368)
Prepaid income taxes		(157,741)
Due from/to clearing agent		167,985
Due from affiliates for consolidated tax payments		(992,714)
Other assets		(199,671)
Increase (decrease) in liabilities:		
Securities sold, not yet purchased		10,814,435
Due to clearing agent		10,813,657
Accrued expenses and other liabilities		4,168,166
Payables to brokers, dealers and counterparties		313,818
Net Cash Provided by Operating Activities		648,669
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in due from affiliates		(1,669,530)
Increase in due from related party		(108,447)
Acquisition of property, equipment and leasehold improvements		(294,912)
Net Cash Used in Investing Activities		(2,072,889)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from capital contribution		1,498,492
Net Cash Provided by Financing Activities		1,498,492
NET INCREASE IN CASH		74,272
Cash at September 30, 2009		63,665
Cash at September 30, 2010	$	137,937
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	149,671
Income taxes (including $2,186,000 remitted to parent, see Note 2)	$	2,275,281
NON CASH FINANCING ACTIVITIES		
Deemed dividend to parent company for forgiveness of advances	$	835,000

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), (A Wholly Owned Subsidiary of SAR Holdings, Inc. and Parent) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions. All securities are stated at estimated fair value, as determined by the Company, based on factors including the issuer's creditworthiness, yield, reference to comparable securities and other market factors.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2010, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2010. Securities sold, not yet purchased consist solely of obligations of the United States Treasury.

Included in marketable securities at September 30, 2010 are obligations of the following states and jurisdictions:

State of Colorado*	$ 19,206,683
State of Nebraska*	$ 8,495,702
State of Wisconsin*	$ 5,607,546
State of Florida*	$ 2,800,697
State of Louisiana*	$ 2,786,462
State of California*	$ 2,403,679
State of Illinois*	$ 2,580,469

* Includes various subdivisions and authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

FASB ASC 820, "Fair Value Measurements and Disclosures," provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets, that the Company has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the assets or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities owned at fair value of $46,960,950 at September 30, 2010 consists of $46,783,091 in municipal bonds and $177,859 of corporate debt securities. Securities sold, not yet purchased at fair value of $12,867,403 consists of obligations of the United States Treasury. All securities held at September 30, 2010 are Level 2 investments.

Revenue Recognition

Net trading profit arising from securities transactions entered into for the account and risk of the Company and related commission expenses are reported on a trade date basis. The difference between cost and market is included in the net trading profit. Commission income and related expenses arising from agency transactions are reported on a settlement date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Revenues related to investment banking and underwriting activities are recognized on the offering date of the transaction. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Revenues from financial advisory, placement and remarketing activities are recognized when the services are rendered.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

Income Taxes

The Company files its federal income tax return as a member of a consolidated group and on a combined basis for New York state and New York city. Cash is remitted to the Company's parent to reimburse it for the Company's share of the consolidated income tax liability. Amounts due to or from the parent for differences between the recorded current income tax provision and the cash remitted are offset with the overall amounts receivable from the Parent. The Company files on a nonconsolidated basis in other states in which it conducts business. Provisions for income taxes are based upon results reported for financial statement purposes. Deferred income taxes are provided for significant temporary differences between financial statement and income tax reporting.

Accounting for Uncertainty in Income Taxes

Effective October 1, 2009, the Company adopted the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes – an interpretation of FASB Statement No. 109," now incorporated in ASC 740, which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The adoption of FIN 48 did not have a material effect on the Company's financial position as of October 1, 2009 or the Company's results of operations and cash flows for the fiscal year ended September 30, 2010. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before the fiscal year ended September 30, 2007. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense, if any.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated, for potential financial statement recognitions and/or disclosure, events subsequent to the date of this statement of financial condition through November 23, 2010, which is the date that the financial statements were available to be issued. Refer to Note 7.

3. DUE FROM/TO CLEARING AGENT

The receivable/payable from/to the clearing agent results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. INCOME TAXES

The current income tax expense for the fiscal year ended September 30, 2010 consisted of the following:

Federal	$ 839,419
State and local	304,052
	$ 1,143,471

The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to the exclusion of federally tax-exempt interest income, non-deductible interest expense and the non-allowable portion of meals and entertainment expense.

5. DEFERRED INCOME TAXES

The Company has a deferred income tax asset of $364,700 at September 30, 2010. Deferred income taxes result primarily from the effect of differences in timing of deductions for rent, certain compensation and other expenses and depreciation for financial statement purposes than for tax reporting purposes.

The deferred income tax expense for the fiscal year ended September 30, 2010 consisted of the following:

Federal	$ 202,000
State and local	109,500
	$ 311,500

6. DUE FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

Amounts due from affiliates are noninterest bearing and due on demand and include $3,823,690 due from the Company's Parent and $126,310 due from other affiliated entities, related through similar ownership.

The Company entered into a loan for $750,000 with a related party that is owned by the majority shareholder of SAR Holdings, Inc. The Company advanced an additional $100,000 in June 2010 for a total outstanding balance of $850,000 at September 30, 2010. The loan is due on demand and bears interest at a rate of 1.00% at September 30, 2010. Interest receivable on the loan is included in due from related party.

On February 24, 2010, the Company entered into a lease for additional space in its New York office. The space is occupied on a month-to-month basis by an affiliated company that is a wholly owned subsidiary of SAR Holdings, Inc. The Company received $12,763 of rental income from the affiliate for the year ended September 30, 2010.

Funds in the amount of $835,000 advanced by the Company on behalf of its Parent were forgiven during the year ended September 30, 2010 and reflected in these financial statements as a deemed dividend.

7. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Florida, Illinois, Massachusetts, Puerto Rico, Texas and New Jersey under leases expiring on various dates through March 31, 2017. Rent expense for the year ended September 30, 2010 was $926,382. The minimum annual rentals, exclusive of real estate taxes, utilities and labor wage rate escalations in excess of the base year, are as follows:

Fiscal year ended September 30,

2011	$ 853,570
2012	817,420
2013	833,412
2014	817,545
2015	830,805
Thereafter	1,118,503
	$ 5,271,255

The Company is a defendant or co-defendant in various legal actions involving various claims that arose in the normal course of business. The Company settled two of these matters during the year for amounts that are not material to the Company's operations. Of the remaining matters, counsel has informed management that two bear some risk of liability, since the Company has not been indemnified by the issuers as to the cost of defense and/or liability. For those matters where the Company has potential liability, under the advice of counsel, the Company has recorded an allowance of $176,000 as of September 30, 2010 for those potential liabilities.

Subsequent to September 30, 2010, counsel has advised management that one of the two matters for which it has recorded an allowance has been granted class certification and that the plaintiff class and the lead underwriter have agreed to nonbinding mediation. While mediation is scheduled for February, 2011, the lead underwriters have moved for leave to appeal the decision for class certification. Counsel has advised that this matter is too early in the discovery phase to assess whether there is any liability and that it is highly unlikely that the Company's liability would exceed $2,000,000 should the matter proceed adversely. The Company will continue to monitor the progress of these two matters and adjust its allowance accordingly.

In January 2010, the Company filed an arbitration claim against a former employee for breach of contract. In March 2010, the former employee answered the statement of claim and filed a counterclaim against the Company. The arbitration hearing is scheduled for January 2011. The outcome of this arbitration cannot be determined. The Company is contesting the counterclaim and denies any responsibility for the facts alleged in the counterclaim.

8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2010, the Company's net capital of $7,699,216 exceeded required net capital of $947,380 by $6,751,836 and the ratio of aggregate indebtedness to net capital was 1.85 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

SAMUEL A. RAMIREZ & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2010

NET CAPITAL	
Stockholder's equity, qualified for net capital	$ 17,037,979
Add: discretionary liabilities	2,060,000
Deductions and/or credits	
Non-allowable assets:	
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization)	535,051
Accrued income	1,535,793
Other assets	1,119,579
Due from affiliates	3,950,000
Receivables from non-customers	858,447
Other deductions	-
	7,998,870
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	11,099,109
HAIRCUTS ON SECURITIES POSITIONS	
Trading and investment securities	3,399,893
Undue concentration and contractual commitments	-
	3,399,893
NET CAPITAL	7,699,216
MINIMUM NET CAPITAL REQUIRED	
$250,000 or 6-2/3% of aggregate indebtedness of $14,210,699 whichever is greater	947,380
EXCESS NET CAPITAL	$ 6,751,836
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other	$ 14,210,699
Ratio of aggregate indebtedness to net capital	1.85:1

There are no differences between the above computation and the Company's corresponding unaudited part II of Form X-17A-5 as of September 30, 2010.

SAMUEL A. RAMIREZ & COMPANY, INC.

AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

SEPTEMBER 30, 2010


Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

Report on Internal Control Required by SEC Rule 17a-5(g)1 for Broker-Dealers Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Samuel A. Ramirez & Company, Inc.

In planning and performing our audit of the financial statements of Samuel A. Ramirez & Company, Inc. (the Company), as of and for the fiscal year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

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safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
November 23, 2010

SAMUEL A. RAMIREZ & COMPANY, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATON

SEPTEMBER 30, 2010



Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Samuel A. Ramirez & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Samuel A. Ramirez & Company, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Samuel A. Ramirez & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (From SIPC-7). Samuel A. Ramirez & Company, Inc.'s management is responsible for Samuel A. Ramirez & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective entries to cash disbursement records noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in the Form SIPC-7 for the year ended September 30, 2010, noting no differences.

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and working papers for a) expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities, b) revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products and c) commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, noting no differences.



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in item 3 above noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum Rachlin & Sharon LLP

New York, NY
November 23, 2010

SAMUEL A. RAMIREZ & COMPANY, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS-[GENERAL ASSESSMENT RECONCILIATION] PURSUANT TO RULE 17a-5(e)(4)

SEPTEMBER 30, 2010

TOTAL REVENUE		$ 50,621,908
ADDITIONS:		
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities		555,769
TOTAL ADDITIONS		555,769
DEDUCTIONS:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		19,443
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		889,189
The greater of the following:		
Total interest and dividend expense but not in excess of total interest and dividend income	$ 149,671	
40% of interest earned on customer securities accounts	$ 23,527	
		149,671
TOTAL DEDUCTIONS		1,058,303
SIPC NET OPERATING REVENUES		$ 50,119,374
GENERAL ASSESSMENT @ .0025		$ 125,299
LESS PAYMENT MADE WITH SIPC-6		(69,084)
ASSESSMENT BALANCE DUE AND PAID WITH FORM SIPC-7 ON NOVEMBER 22, 2010		$ 56,215